Mail Stop 3561

March 4, 2010

Via Fax & U.S. Mail

Mr. John W. Foster
Chief Financial Officer
2321 Coit Road, Suite E
Plano, Texas 75075

> **Re: Odyssey Pictures Corporation**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 30, 2009**
> **File No. 000-18954**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations for Years Ended June 30, 2009 and 2008, page 7

1. Please revise your results of operations section of MD&A in future filings to discuss the changes in each line item of the income statement for which there was significant changes between periods. For example, please discuss the nature of the changes in costs applicable to sales and revenue, gross profit, settlement expenses, etc. Also, in discussing the change in selling, general and administrative expenses, please identify the nature of all significant components included in this amount.

– Liquidity and Capital Resources, page 8

2. Please revise to also discuss liquidity for the year ended June 30, 2009 as compared to June 30, 2008. We believe that a discussion of historical annual cash flows would provide useful information to an investor. In addition, your discussion should include the causes for material changes from year to year (or period to period) in your account balances, which affect your financial and liquidity positions. You should also consider including discussions of the three major statements of cash flow captions (i.e., operating activities, investing activities and financing activities). This discussion should not merely restate information that is obvious from reviewing the financial statements. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Balance Sheets, page 16

3. Please tell us, and disclose in the notes to the financial statements in future filings, the nature, amount and terms of each type of debt included in the line item titled "debt obligations in default." Your response and revised disclosure should also include the maturity date and interest rate related to each debt obligation.

Statements of Operations, page 17

4. We note that your statement of operations includes a line item for "costs applicable to sales and revenues" and a gross profit subtotal. Please tell us the nature of the amounts included in "costs applicable to sales and revenue" and explain to us why you believe it is appropriate to present a gross profit subtotal based on the nature of your operations. Also, please explain to us the difference in the amounts recorded as "costs applicable to sales and revenue" between June 30, 2009 and 2008 and explain to us why the amount in fiscal 2008 was $2,900 of income. We may have further comment upon receipt of your response.

5. We note from your statement of operations that for the year ended June 30, 2009 you recognized net settlement expenses of $107,400, however it is not clear from the notes to the financial statements, the nature of the settlements included in this amount. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of the litigation that resulted in the net settlement expense of $107,400 in fiscal 2009.

Statements of Cash Flows, page 18

6. We note from your statement of cash flows that during the year ended June 30, 2008 you recognized $82,600 for an increase in contingency reserve. Please tell us the nature and timing of the facts and circumstances that occurred during fiscal 2008 that resulted in the need for this reserve.

Statement of Stockholders' Deficiency, page 19

7. We note that during fiscal 2009 you recorded the fair value of 3,050,000 shares of stock returned as part of settlement agreements as additional paid-in capital. Please tell us and explain in the notes to the financial statements in future filings the nature and terms of the settlement agreements in which shares of stock were returned and explain to us how you determined the fair value of the stock that was returned.

Notes to the Financial Statements

Significant Accounting Policies
- Revenue Recognition, page F-2

8. We note your disclosure that you earn revenue under a three year "branding and services" agreement that provides for a monthly licensing fee. Please tell us if this is only one agreement or if you are generating revenue from more than one customer and there are other agreements. Also, tell us the dates covered by this three year agreement and explain to us the nature of the services performed under this agreement(s). Also, please explain to us why revenue has increased significantly in 2009 from 2008. In light of your revenue recognition disclosure, we would expect that revenue is consistently recognized over a three year period. Additionally, it appears from your disclosure in the Business section in the front of your filing that you have several different types of services offered or methods of revenue generation. Please clearly explain to us the nature of all revenue generated during both fiscal years 2009 and 2008 and how those amounts are recognized in your statements of operations.

9. In light of the significant increase in deferred income on your balance sheet as of June 30, 2009, please explain to us the nature of the deferred income as of June 30, 2009 and tell us when you expect to recognize those amounts as revenue. Include in your response the changes in facts or circumstances that occurred during fiscal 2009 that resulted in the recognition of deferred revenue.

- Earnings Per Common Share, page F-3

10. We note from your footnote disclosure that basic shares include contingent shares when contingency has been met except for nominal consideration. Please tell us the nature and amount of any contingent shares included in the basic earnings per share calculation for fiscal years 2009 and 2008.

Note 3. Commitments

– Reserve for Contingencies, page F-8

11. We note your disclosure that you have identified two legal proceedings that require a contingency reserve. Please tell us, and disclose in future filings, the nature and amount of the accrued loss contingency for each of these legal proceedings. See FASB ASC 450-20-50 (paragraph 9 of SFAS No. 5). Also, as it appears from your disclosure on page 5 that there are several legal matters ongoing or settled at June 30, 2009, please tell us and revise your disclosure in the notes to the financial statements to include the nature of these contingencies and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made, for any legal matters where there is at least a reasonable possibility that a loss or an additional loss may have been incurred. See FASB ASC 450-20-50 (paragraph 10 of SFAS No. 5).

– Discharge of Debt, page F-8

12. We note from your disclosure in Note 3 that in fiscal 2009 and 2008 you wrote off various debt amounts and recognized income on the statement of operations. For the amounts described as "excess carrying value of settled obligations," "related accrued interest," "write-off of obligations deemed barred by statute of limitations," and "other" please tell us the nature of each of these amounts and explain why you believe it was appropriate to write off the related debt and recognize a gain. As part of your response, please tell us if you were legally released from each of these amounts or otherwise explain why you believe it is appropriate to derecognize these liabilities in accordance with the guidance in ASC Topic 860-10-50 (paragraph 16 of SFAS No. 140). Also, for all amounts included in the discharge of debt, please tell us if any were with related parties. Please note that we do not believe that it is appropriate to recognize a gain on the extinguishment of debt with a related party but it should instead be recorded as a

capital transaction.

Note 5. Stock Options and Warrants, page F-9

13. We note from your disclosure that as part of a restructured settlement agreement you issued 400,000 warrants. Please tell us the nature of this settlement agreement and explain to us how you accounted for any amounts due under the settlement (i.e. when was the amount expensed) and the warrants issued.

14. We note your disclosure that at June 30, 2008 you determined that approximately 2.6 million common shares committed and reserved for issuance under the options/warrants were in excess of authorized shares on a fully diluted basis and the fair value of this liability ($17,400) was recorded on the balance sheet as of this date. Please tell us, and disclose in future filings when you determined that liability classification was no longer appropriate, the reason for the reclassification to equity and the impact on the financial statements. Also, explain to us how you valued the derivative liability immediately prior to reclassification. We would expect that the derivative liability would continue to be marked to fair value during 2009 until the date of reclassification (i.e. at the end of each quarter), however it appears from the statement of operations that there was no gain/loss recorded in 2009 due to changes in the fair value of the liability. Please advise or revise accordingly. See guidance in FASB ASC 815-40-25 (paragraphs 10 and 52 of EITF 00-19).

Note 7. Results of Operations and Management's Plans, page F-11

15. We note your disclosure in Note 7 but do not believe that it adequately addresses the disclosure requirements when there is substantial doubt about the Company's existence as a going concern. In future filings, if the auditor issues a going concern opinion, please revise your disclosure in the notes to the financial statements to identify that there is doubt about the Company continuing as a going concern and to include discussion of all the following:
   - Pertinent conditions and events giving rise to the assessment of substantial doubt about the entity's ability to continue as a going concern for a period of time not to exceed one year beyond the balance sheet date
   - The possible effects of such conditions and events
   - Management's evaluation of the significance of those conditions and events and any mitigating factors
   - Possible discontinuance of operations
   - Management's plans (including relevant prospective financial information)
   - Information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities

Form 10-Q for the Quarter Ended December 31, 2009

16. Please address our comments on the financial statements and related disclosures included in the Company's Annual Report on Form 10-K in future quarterly reports on Form 10-Q when applicable.

Statement of Operations

17. We note that during the six months ended December 31, 2009 you recorded $36,500 of income related to excess carrying value of renegotiated payables. Please tell us the nature of each of the amounts included in this line item and explain to us why you believe it was appropriate to recognize a gain on extinguishment of this debt and explain why you believe it is appropriate to derecognize these liabilities in accordance with ASC Topic 860-10-50. Include in your response whether any of the debt extinguished was with related parties.

Statement of Cash Flows

18. We note that for the six months ended December 31, 2009 you present an adjustment of zero for the excess carrying value of renegotiated payables which does not agree to the amount recorded on the statement of operations of $36,500. Please reconcile this discrepancy for us.

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations for the six months ended December 31, 2009 and 2008

19. We note from the statement of operations that revenue decreased in the six months ended December 31, 2009 when compared to the same period ended December 31, 2008, however costs applicable to sales and revenue increased during the same period. Please tell us, and revise your disclosure in MD&A to discuss the reasons for this increase in costs applicable to revenue and sales in light of the decrease in revenues.

– Liquidity and Capital Resources

20. We note your disclosure that during the period you issued 234,375 shares of common stock to Amarillo Entertainment, Inc. in exchange for the satisfaction of a $25,000 promissory note which had been given by the Company in 2004, and you issued 670,000 shares to Redcliffe Svenska in exchange for the satisfaction of $134,000 from a promissory note given by the Company in 2005. Please tell us, and explain in the notes to your financial statements in future filings, how you valued the shares issued and/or the related consideration received in each of these

transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Also, please tell us if there was any gain or loss recorded on this transaction and explain to us why the $159,000 amount of debt exchanged as disclosed in this section does not agree with the amount recorded as additional paid-in capital and common stock on the statement of stockholders' equity.

Item 4T. Controls and Procedures

21. We note that both Forms 10-Q for the quarters ended December 31, 2009 and September 30, 2009 include the conclusion that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please tell us, and revise future filings to disclose the reasons why you came to that conclusion and the methods and procedures that will be implemented in order to remediate the deficiencies that caused that conclusion. Also, please note that any changes management makes to internal controls resulting from remediation efforts should be disclosed in the "changes in internal controls" section.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(972) 867-0034